SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AMENDMENT NO. 6

Hallwood Realty Partners, L.P.

(Name of Subject Company)

Hallwood Realty Partners, L.P.

(Name of Person(s) Filing Statement)

Units Representing Limited Partnership Interests

Limited Partner Unit Purchase Rights
(Title of Class of Securities)

40636T 20 3
(CUSIP Number of Class of Securities)

William L. Guzzetti
Hallwood Realty, LLC
3710 Rawlins, Suite 1500
Dallas, Texas 75219-4298
(214) 528-5588

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

Copy To:

W. Alan Kailer, Esq.
Jenkens & Gilchrist, a Professional Corporation
1445 Ross Avenue, Suite 3200
Dallas, Texas 75202
(214) 855-4500

☐ Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

     This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 15, 2003 (as subsequently amended, the “Schedule 14D-9”) by Hallwood Realty Partners, L.P. (“Hallwood”), a Delaware limited partnership, relating to an offer by High River Limited Partnership, a Delaware limited partnership, to purchase any and all of the outstanding limited partner units (“Units”) in Hallwood and the associated rights to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between Hallwood and EquiServe Trust Company, N.A., as rights agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2003, as it may be supplemented or amended from time to time. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 3 is hereby amended by adding the following at the end of that Item:

     On October 9, 2003, the audit committee of the board approved the Executive Incentive and Retention Program (the “Incentive Plan”), providing for severance benefits for certain of Hallwood Realty’s and HCRE’s executives and other employees. A copy of the Incentive Plan is listed as Exhibit (e)(i) to the Schedule 14D-9. On April 16, 2004, the audit committee of the board amended and restated the Incentive Plan (the “Amended and Restated Incentive Plan”) to clarify and revise how and when payments thereunder are to be made. Payments under the Amended and Restated Incentive Plan are equal to the individual’s 2004 salary, plus the amount of bonuses and commissions the individual received with respect to 2002. In addition each individual eligible under the Amended and Restated Incentive Plan will receive a lump sum, on the closing date of a transaction, equal to 18 times the total monthly premiums paid by the employer and the employee for the calendar month preceding the date of the transaction, for all health and insurance coverage that was provided at the time of employment. The Amended and Restated Incentive Plan is listed as Exhibit (e)(ii) to the Schedule 14D-9.

Item 4(b)(1) is hereby amended by adding the following to the Item:

     On December 1, 2003, representatives of Morgan Stanley and its counsel met with Mr. Icahn and his counsel. Mr. Icahn indicated that he was not willing to enter into a confidentiality and standstill agreement on the terms that were proposed by Morgan Stanley. Mr. Icahn and his counsel informed Morgan Stanley that High River would be willing to enter into a merger agreement under the terms suggested in its merger proposal, but that any such agreement would be subject to due diligence. Mr. Icahn suggested that he would consider entering into a confidentiality agreement if the rights plan were to be terminated or if Hallwood would effectively commit to a sale by a particular date. At a December 2, 2003 board meeting, Morgan Stanley updated the board on the meeting with Mr. Icahn and his representatives and advised the board that Mr. Icahn’s proposals contemplated that the rights plan would be terminated and that Hallwood effectively would commit to a sale by a particular date. Morgan Stanley advised that, in its view, it would not be advisable for the board to commit to sell Hallwood by a date certain on unknown terms. Morgan Stanley also stated that Mr. Icahn had acknowledged during the meeting that he had not done any particular due diligence and that he was behind other potential acquirors in that regard.

Item 5 is hereby amended by adding the following to that Item:

     Pursuant to an engagement letter dated October 23, 2003, the audit committee of the board of Hallwood Realty engaged Lehman Brothers to act as its exclusive financial advisor and to assist the audit committee with respect to its evaluation of the allocation of the consideration to be paid to the general partner and its affiliates, on the one hand, and the unitholders (other than the general partner and its affiliates), on the other hand. Pursuant to the terms of the engagement, Hallwood paid Lehman Brothers a retainer of $750,000. In addition, Hallwood will pay Lehman Brothers a fee of $1,250,000 in connection with the delivery of its opinion to the audit committee.

     In addition, Hallwood has agreed to indemnify Lehman Brothers and its affiliates, their respective directors, officers, employees, consultants and controlling persons of Lehman Brothers against liabilities and expenses incurred with respect to any lawsuits, investigations, claims or other proceedings arising out of or in connection with the rendering of services by Lehman Brothers pursuant to its engagement. Hallwood has also agreed to reimburse Lehman Brothers for its reasonable expenses incurred in connection with the engagement, including professional and legal fees and disbursements.

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Item 7 is hereby amended as follows:

     Subject Company Negotiations. On April 16, 2004, Hallwood issued a press release announcing that Hallwood and Hallwood Realty had entered into an Agreement and Plan of Merger with HRPT Properties Trust (“HRPT”) and HWP LP Acquisition, LLC, a wholly-owned subsidiary of HRPT.

     Pursuant to the merger agreement, each holder of Units of the Partnership will receive in connection with the merger, an amount in cash equal to approximately $137.91 per Unit, subject to adjustment in certain circumstances. Completion of the merger is subject to certain conditions, including approval by the unitholders of the merger agreement and the merger.

     Group, the indirect sole owner of Hallwood Realty, and its real estate subsidiaries have also entered into a purchase agreement, pursuant to which HRPT will purchase the general partner interest in Hallwood, the 330,432 Units indirectly owned by Group, and the interests in each of the other entities through which Group holds interests in Hallwood, for an aggregate purchase price of approximately $66,800,000, subject to adjustment corresponding to any adjustments in the price being paid for the Units in the merger. In addition, Group and Hallwood have agreed that the agreements for the management of Hallwood’s properties by Group will be terminated. In the purchase agreement, Group has also agreed to vote all of the Units it owns in favor of the merger.

     The total cash price HRPT is paying under the merger agreement and the purchase agreement will be approximately $250,000,000, subject to the adjustment referred to above.

     The audit committee of the board separately considered and determined that (1) the consideration to be received by the holders of Units (other than the general partner and its affiliates) pursuant to the merger agreement and the purchase agreement, taking into account the consideration received by or otherwise allocated to the general partner or its affiliates, on the one hand, and the holders of the Units (other than the general partner and its affiliates as holders of Units), on the other hand, is fair, from a financial point of view, to the holders of Units of Hallwood (other than the general partner and its affiliates), and (2) the allocation of the consideration between the general partner and its affiliates, on the one hand, and the holders of the Units (other than the general partner and its affiliates) as holders of Units, on the other hand, as reflected in the merger agreement and the purchase agreement, is reasonable. The audit committee recommended to the full board that it approve the merger agreement and the purchase agreement. The merger agreement and purchase agreement were approved by the board on April 15, 2004.

     A copy of the press release announcing the transactions is listed as Exhibit (a)(13) to the Schedule 14D-9. A copy of the merger agreement is listed as Exhibit (a)(14) to the Schedule 14D-9. A copy of the purchase agreement is listed as Exhibit (a)(15) to the Schedule 14D-9.

Item 8(b)(1) is hereby amended by adding the following to that Item:

     On October 7 and 8, 2003, a trial in the two coordinated actions discussed above was held in the Delaware Court of Chancery. Subsequent to the trial, the Delaware Court of Chancery held several status conferences relating to these matters. On February 2, 2004, plaintiffs in C.A. No. 20283 moved for leave to file a third amended and supplemental class action complaint to add claims challenging the potential allocation of consideration between Hallwood and its affiliates on the one hand, and the public unitholders on the other. On February 11, 2004, the Court granted class plaintiffs’ motion to amend their complaint to add these claims. At a status conference held with the Court on April 2, 2004, the Court ruled that a trial in the coordinated actions would be continued, commencing on May 17, 2004.

Item 8(b)(2) is hereby amended by adding the following to that Item:

     On April 15, 2004, the board approved, and Hallwood and the rights agent then executed, an amendment to the rights agreement, to provide that no person will become an “Acquiring Person” and no “Distribution Date” will occur (as each such term is defined in the rights agreement) by reason of (A) the execution and delivery of the merger agreement or the execution and delivery of any amendment thereto (B) the merger, (C) the performance or the consummation of any transaction contemplated by the merger agreement, (D) the execution and delivery of the purchase agreement or the execution and delivery of any amendment thereto, or (E) the performance or the consummation of any transaction contemplated by the purchase agreement. A copy of the amendment to the rights plan is listed as Exhibit (a)(16) to the Schedule 14D-9.

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Item 9 is hereby amended by adding the following exhibits:

(a)(13)	Press release issued April 16, 2004. (incorporated by reference from Exhibit 99.1 Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 19, 2004)

(a)(14)	Agreement and Plan of Merger, dated April 16, 2004, by and among HRPT Properties Trust, HWP LP Acquisition, LLC, Hallwood Realty Partners, L.P. and Hallwood Realty, LLC (incorporated by reference from Exhibit 2.1 to Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 19, 2004)

(a)(15)	Purchase Agreement, dated April 16, 2004, by and among HRPT Properties Trust, HRP GP, LLC, Hallwood Realty Partners, L.P., Hallwood Realty, LLC, Hallwood Commercial Real Estate, LLC, HWG, LLC, The Hallwood Group Incorporated, HWG 95 Advisors, Inc. and HWG 98 Advisors, Inc. (incorporated by reference from Exhibit 2.2 to Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 19, 2004)

(a)(16)	Amendment No. 3 to Unit Purchase Rights Agreement, dated April 16, 2004, by and between Hallwood Realty Partners, L.P. and Equiserve Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 19, 2004)

(e)(i)	Executive Incentive and Retention Program (incorporated by reference from Exhibit 10.6, filed with the Securities and Exchange commission on Hallwood’s Form 10-Q for the quarter ended September 30, 2003)

(e)(ii)	Amended and Restated Executive Incentive and Retention Plan

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 19, 2004

HALLWOOD REALTY PARTNERS, L.P.

By:	HALLWOOD REALTY, LLC, its General Partner

By:	/s/ John G. Tuthill

Name:	John G. Tuthill
Title: Executive Vice President and Secretary